Kyverna Therapeutics, Inc.
5980 Horton St., STE 550

Emeryville, CA 94608

March 31, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-0406

Attention: Dan Crawford

Re: Kyverna Therapeutics, Inc.

Registration Statement on Form S-3

Filed March 26, 2026

File No. 333-294645

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Kyverna Therapeutics, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-3 (File No. 333-294645) of the Company, filed with the Securities and Exchange Commission on March 26, 2026 (the “Registration Statement”), be accelerated so that the Registration Statement shall become effective at 4:30 p.m., Eastern Time, on April 2, 2026, or as soon as possible thereafter.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Samantha H. Eldredge of Paul Hastings LLP, by telephone at (650) 320-1838 or by email at samanthaeldredge@paulhastings.com. The Company hereby authorizes Ms. Eldredge to orally modify or withdraw this request for acceleration.

Sincerely,

KYVERNA THERAPEUTICS, INC.

By: /s/ Marc Grasso

Name: Marc Grasso

Title: Chief Financial Officer

cc: Samantha H. Eldredge, Esq. (Paul Hastings LLP)